SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Cottonwood Mutual Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

225 West Washington Street, Suite 1450

Chicago, Illinois 60606

Telephone Number (including area code): (312) 564-5100

Name and address of agent for service of process:

Capitol Services, Inc.

615 S. Dupont Hwy

Dover, DE 19901

Copies to:

Daniel T. Hart Cortland Fund Services LLC 225 West Washington Street, Suite 1450 Chicago, Illinois 60606	John H. Lively The Law Offices of John H. Lively & Associates, Inc. 2031 West 141st Terrace, Suite 119 Leawood, Kansas 64224

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X   ]

NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago, State of Illinois on the 29th day of August, 2011.

COTTONWOOD MUTUAL FUNDS

By:    /s/ ___Daniel T. Hart _______

          Daniel T. Hart, Initial Trustee

Attest: /s/ __Jessica J. Mead___________

Jessica J. Mead, General Counsel